UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Information To The Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date: November 22, 2005	By	/s/ Rochiman Sukarno
(Signature)
ROCHIMAN SUKARNO Head of Investor Relation

Information To The Shareholders
In Relation To A Plan For The Repurchase Of Shares
PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA TBK
Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. (the “Company”)
Having Legal Domicile in Bandung, Indonesia
Registered Office: Jalan Japati, 1, Bandung 40133, Indonesia
Shareholders of the Company are hereby informed that the Company intends to re-purchase shares that have been issued by the Company and either listed in ordinary share form on the Jakarta and Surabaya Stock Exchanges or listed in American Depositary Receipt (“ADR”) form on the New York Stock Exchange (the “Transaction”). Such repurchases are intended to be made from time to time over the eighteen-month period following commencement of the Transaction. Repurchases pursuant to the Transaction may be made at the discretion of the Company’s management through purchases of shares on the Jakarta and Surabaya Stock Exchanges, purchases of shares in ADR form on the New York Stock Exchange, off-exchange transactions and agreements, or any other legal means the Company deems appropriate.
The Transaction shall be performed subject to prevailing laws, including, in the case of ordinary shares listed on the Jakarta and Surabaya Stock Exchanges, the Decision of the Head of the Capital Market Supervisory Board number KEP-45/PM/1998 dated 14 August 1998 on Bapepam Regulation number XI.B.2 regarding Repurchase Of Shares Issued By Issuer Or Public Company (“Bapepam Regulation Number XI.B.2”), Act number 1 year 1995 on Limited Liability Companies (“Company Law”) and, in the case of shares listed on the New York Stock Exchange in ADR form, Rule 10b-18 of the United States Securities Exchange Act of 1934.

Pursuant to said regulations of law, the Transaction requires the approval of the Company’s shareholders. Therefore, the Company shall convene an Extraordinary General Meeting of Shareholders (the “EGMS”) on 21 December 2005.
Introduction
The Company was established as a limited liability company based on Deed No. 128, dated 24 September 1991, drawn before Imas Fatimah SH, Notary in Jakarta, which is contained in the State Gazette of the Republic of Indonesia No. 5, dated 17 January 1992, Supplement No. 210. In relation to the initial public offering of the Company, the Articles of Association of the Company have been amended by Deed No. 27, dated 14 May 1997, drawn before Amrul Partomuan Pohan SH, LLM., Notary in Jakarta, which is contained in the State Gazette of the Republic of Indonesia No. 7, dated 23 January 1998, Supplement No. 556.
Following the initial public offering of the Company, the Articles of Association of the Company have been amended several times. The Articles of Association of the Company were last amended by Deed No. 26, dated 30 July 2004, drawn before Amrul Partomuan Pohan SH, LLM., Notary in Jakarta, as contained in the State Gazette of the Republic of Indonesia dated No. 5, dated 18 January 2005, Supplement No. 569.
The Series B shares of the Company are listed on the Jakarta and the Surabaya Stock Exchanges and in ADR form on the New York Stock Exchange. On 1 October 2004, the Company carried out a stock split which resulted in the change of the nominal value of the Company’s Series A and Series B shares from Rp500 to Rp250 per share. Following the stock split, the number of the Company’s issued shares increased from 10,079,999,640 to 20,159,999,280.
As of 30 September, 2005, the Company has issued 1 Series A share and 20,159,999,279 Series B shares. The Company is seeking shareholder approval to repurchase Series B shares (“Shares”), including shares in ADR form, of up to five per cent of issued Shares.

As provided for in Law No. 1 of 1995 on the Limited Liability Company (“Company Law”), the Transaction may only be performed if two-third of all issued shares are represented in the EGMS, and the Transaction is approved by two-third of all shares in attendance. In the event the Transaction is approved by the EGMS, the Company shall designate PT Danareksa Sekuritas, a member of the Jakarta and Surabaya Stock Exchanges, to act as Securities Broker.
Background And Purpose Of Repurchase Of Shares
Management has been successful in increasing profitability of the Company while maintaining sufficient liquidity. With the underlying business continuing to demonstrate robust growth and generating significant cash flows, which is expected to be in excess of the necessary amount to maintain such growth. In addition, the Company has lower leverage in relation to regional peer companies, and more importantly has the means to sustain an increase in leverage if deemed necessary. In view of the above, the Company seeks to demonstrate its commitment to increasing shareholder value by returning excess free cash flows to its shareholders through a repurchase of the Shares. Further, approval of the Transaction will:
1)	provide the Company with greater flexibility in managing its capital. To the extent that the Company has surplus capital and surplus funds in excess of its requirements, taking into account its growth and expansion plans, the approval will facilitate the return of surplus cash in an expedient and cost efficient manner.

2)	give the Company flexibility to achieve a more efficient capital structure thereby allowing the Company to lower its overall cost of financing and improve Earnings Per Share (“EPS”) or Earnings Per ADR (“EPADR”) and Return on Equity (“RoE”) on an ongoing basis.

3)	accord the Company the opportunity and flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the approval is in force.
The Transaction will only be undertaken in order to benefit the Company and its Shareholders.

No purchase or acquisition will be made in circumstances that would have or may have a material adverse effect on the liquidity and capital of the Company and/or affect the status of the Company as a listed entity.
Funds for the Repurchased Shares
The Company will set aside funds for the purpose of repurchasing the Shares from the Company’s retained earnings. If the Transaction is not approved by the EGMS or if there are remaining funds after the implementation of the Transaction such funds will be returned to the retained earnings account.
The funds reserved for the repurchase of shares over the eighteen-month period are not more than Rp5,250Bn.
The Company’s Plan in respect of the Repurchased Shares
The Company intends to retain the shares repurchased in the Transaction (“Repurchased Shares”). However, the Company may resell the Repurchased Shares in the future and if the share price has increased, the Company will realize a profit on such resale. Such resale shall be performed through or outside of the Stock Exchange, which in any case is subject to Bapepam Regulation number XI.B.2.
Impact of the Transaction on the Company’s Financial Statements and Earnings
If approved and executed, the Transaction would reduce the Company’s assets, equity and earnings. If the Company utilizes the entire funds reserved for the repurchase as authorized in the EGMS, reduction of each of assets and equity will be in the amount of Rp5,250 Bn. The Company believes that execution of the Transaction will not adversely affect the Company’s operations since the Company currently has sufficient working capital and cash flow to execute the Transaction concurrently with its business operations.
The following are the pro forma net profit, EPS and EPADR, computed pursuant to the Consolidated Financial Statements Last Twelve Months (“LTM”) ended 30 September 2005 (unaudited) by making adjustments to the accounts of the Consolidated Financial Statements if the Transaction were made on 1 October 2004 by applying the unappropriated retained earnings of Rp5,250Bn, inclusive of transaction costs, broker’s fees and other expenses related to the Transaction and assuming the Company utilizes the entire fund reserved for the repurchase and repurchased 5% of issued series B shares:
Financial Analysis of Transaction
Proforma for repurchase of 5% of issued Series B shares

	Last Twelve Months ended 30 Sep 2005
	Actual		Proforma for Transaction		Impact
	Rp. MM,	US$MM,	Rp. MM,	US$MM,	Rp. MM,	US$MM,
	unless	unless	unless	unless	unless	unless
	otherwise	otherwise	otherwise	otherwise	otherwise	otherwise
	indicated	indicated	indicated	indicated	indicated	indicated
Number of Issued Shares (MM)	20,160	20,160	19,152	19,152	(1,008)	(1,008)
Total Assets	59,430,292	5,770	54,180,292	5,260	(5,250,000)	(510)
Net Profit	7,055,312	685	6,792,812	659	(262,500)	(25)
Stockholders’ Equity	22,665,291	2,201	17,415,291	1,691	(5,250,000)	(510)
Weighted Average Number of Shares (MM)	20,160	20,160	19,152	19,152	(1,008)	(1,008)
Basic EPS (Rp. or US$/Common Share)	349.97	0.03	354.68	0.03	4.71	0.00
Basic EPADR (Rp. or US$/ADR)	13,998.64	1.36	14,187.16	1.38	188.52	0.02
Return on Assets (%)	11.87%	11.87%	12.54%	12.54%	0.67%	0.67%
Return on Equity (%)	31.13%	31.13%	39.00%	39.00%	7.88%	7.88%

1.	Assuming buyback on 1 Oct 2004, Interest Rate on Cash of 6.25% and Tax Rate of 20.0%

2.	Exchange Rate of Rp. 10,300/US$ as used in Sep 2005 unaudited financials
The above analysis demonstrates the positive impact of the Transaction on the EPS, EPADR and the RoE.
Assuming the Government of Indonesia does not participate in the repurchase program by which the Government of Indonesia’s shareholding remains the same, upon completion of the Transaction the composition of share ownership, including treasury shares, in the Company will be as follows:
Ownership Analysis
Proforma for repurchase of 5% of issued Series B shares

	Original	Original	Proforma	Proforma
	Shareholding	Ownership	Shareholding	Ownership
Shareholder	(Shares MM)%		(Shares MM)%
Government of Indonesia	10,320	51.19%	10,320	51.19%
Public	9,840	48.81%	8,832	43.81%
Company (Treasury Shares)	—	0.00%	1,008	5.00%
Total	20,160	100.00%	20,160	100.00%
The composition of share ownership, excluding treasury shares, in the Company will be as follows:

Ownership Analysis
Proforma for repurchase of 5% of issued Series B shares

	Original	Original	Proforma	Proforma
	Shareholding	Ownership	Shareholding	Ownership
Shareholder	(Shares MM)%		(Shares MM)%
Government of Indonesia	10,320	51.19%	10,320	53.89%
Public	9,840	48.81%	8,832	46.11%
Total	20,160	100.00%	19,152	100.00%
Procedure Of Transaction
All purchases of the Shares made on the Jakarta and Surabaya Stock Exchanges shall comply with Bapepam Regulation number XI.B.2, including:
1)	Such purchases shall be performed by PT Danareksa Sekuritas.

2)	Such purchases shall not be made earlier than 30 minutes after the opening or later than 30 minutes before the closing of trading on the Jakarta and Surabaya Stock Exchange.

3)	All such purchases shall be effected at a price less than or equal to the previous trading price.

4)	The repurchase of shares on the Jakarta and Surabaya Stock Exchanges in any one-day shall not exceed 25% of the daily trade volume unless such volume would only permit the purchase of less than 1 trading lot/unit (in which case up to 1 trading lot/unit may be purchased).

5)	Company Insiders (as defined in the Law number 8 of 1995 on the Capital Market) shall not be allowed to purchase or sell the Company’s shares on the Jakarta and Surabaya Stock Exchanges on any day that the Company repurchases shares. Such persons include members of the Board of Commissioners, members of the Board of Directors, employees of the Company, the Company’s main shareholders, individuals that have had the opportunity to acquire insider information pursuant to their position or profession or relationship with the Company, and anyone who within the past six months was one of such persons.
All purchases of shares in ADR form made on the New York Stock Exchange shall comply with the securities laws of the United States.

All purchases of shares made other than on the Jakarta and Surabaya Stock Exchanges or the New York Stock Exchange shall be made in accordance with the laws of the relevant jurisdiction.
Limitation on Share Price For the Repurchase
The Company will set the repurchase price for Shares repurchased on the Jakarta and Surabaya Stock Exchanges in accordance with the Bapepam Rule XI.B.2 in which the price shall be less than or equal to the previous trading price at the stock exchange. The Company hereby informs shareholders that the price of the Company’s Shares during 25 successive Stock Exchange Trading Days on the Jakarta Stock Exchange up to and including 18 November 2005 was as follows:
Jakarta Stock Exchange Series B Share Price
Last 25 Trading Days

Date	Day	Share Price (Rp)	Date	Day	Share Price (Rp)
10-Oct-05	Monday	5,200	27-Oct-05	Thursday	5,050
11-Oct-05	Tuesday	5,200	28-Oct-05	Friday	5,050
12-Oct-05	Wednesday	5,200	31-Oct-05	Monday	5,000
13-Oct-05	Thursday	5,100	1-Nov-05	Tuesday	5,050
14-Oct-05	Friday	5,200	9-Nov-05	Wednesday	4,950
17-Oct-05	Monday	5,200	10-Nov-05	Thursday	4,950
18-Oct-05	Tuesday	5,350	11-Nov-05	Friday	4,925
19-Oct-05	Wednesday	5,200	14-Nov-05	Monday	4,975
20-Oct-05	Thursday	5,150	15-Nov-05	Tuesday	5,075
21-Oct-05	Friday	5,150	16-Nov-05	Wednesday	5,050
24-Oct-05	Monday	5,150	17-Nov-05	Thursday	5,050
25-Oct-05	Tuesday	5,050	18-Nov-05	Friday	5,150
26-Oct-05	Wednesday	5,050
The Company will set the repurchase price for shares in ADR form repurchased on the New York Stock Exchange in accordance with relevant United States laws and regulations. The Company hereby informs shareholders that the price of the Company’s ADRs during 25 successive Stock Exchange Trading Days on the New York Stock Exchange up to and including 18 November 2005 was as follows:

New York Stock Exchange ADR Price
Last 25 Trading Days

Date	Day	Share Price (US$)	Date	Day	Share Price (US$)
17-Oct-05	Monday	20.89	3-Nov-05	Thursday	20.57
18-Oct-05	Tuesday	20.77	4-Nov-05	Friday	20.31
19-Oct-05	Wednesday	20.85	7-Nov-05	Monday	20.26
20-Oct-05	Thursday	20.17	8-Nov-05	Tuesday	20.11
21-Oct-05	Friday	20.39	9-Nov-05	Wednesday	19.95
24-Oct-05	Monday	20.51	10-Nov-05	Thursday	20.33
25-Oct-05	Tuesday	20.30	11-Nov-05	Friday	19.96
26-Oct-05	Wednesday	20.28	14-Nov-05	Monday	19.82
27-Oct-05	Thursday	19.92	15-Nov-05	Tuesday	20.10
28-Oct-05	Friday	19.81	16-Nov-05	Wednesday	20.12
31-Oct-05	Monday	20.36	17-Nov-05	Thursday	20.11
1-Nov-05	Tuesday	20.41	18-Nov-05	Friday	20.45
2-Nov-05	Wednesday	20.35
Period of Transaction
The repurchase of the Shares will be undertaken after approval by the EGMS. In compliance with Bapepam Regulation number XI.B.2, the share repurchase period will be eighteen months from the date of the EGMS granting approval to such repurchase of Shares and no further purchases pursuant to the Transaction will be made after eighteen months after the date of the EGMS.
Recommendation
Based on the foregoing, the Board of Directors and Commissioners recommends that the shareholders of the Company approve the Transaction in the EGMS that will be convened on 21 December 2005.
Other Information
Shareholders requiring further information in respect of the Transaction may contact:
Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk.
Investor Relations Unit; Graha Citra Caraka, Jl. Gatot Subroto,
No. 52, 5th Floor, Jakarta, 12570
Jakarta Office: Tel.: 62-21-5215109 Fax.: 62-21-5220500
E-mail: investor@telkom.co.id
This information is provided for public knowledge.
Bandung, November 22 2005
The Board of Directors